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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 05 2018

Washington DC 408

SEC FILE NUMBER
8- 48011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RenCap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 20th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Simone — 646-216-1733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RenCap Securities, Inc., as of December 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

02/28/2018
Notary Public

HYACINTH ROSE MCFARLANE
Notary Public – State of New York
NO. 01MC6281893
Qualified in New York County
My Commission Expires May 13, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2017

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of RenCap Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RenCap Securities, Inc. (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

We have served as the Company's auditor since 2015.

New York, NY
March 1, 2018

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2017

Assets	
Cash	$ 5,447,270
Receivables from clearing broker	1,231,841
Property and equipment, net	276,314
Due from affiliates	312,753
Prepaid income taxes	41,946
Deferred tax asset	388,834
Other assets	240,196
Total assets	$ 7,939,154
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation	$ 1,551,094
Deferred rent	219,348
Accounts payable and accrued expenses	447,562
Due to affiliates	438,200
Total liabilities	$ 2,656,204
Commitments and Contingencies	
Stockholder's equity:	
Common stock, $0.01 par value; 100 shares authorized, issued, and outstanding	1
Additional paid-in capital	4,749,999
Retained earnings	532,950
Total stockholder's equity	5,282,950
Total liabilities and stockholder's equity	$ 7,939,154

The accompanying notes are an integral part of these financial statements.

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2017

1. Organization

RenCap Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corp ("SIPC"). The Company is a wholly-owned subsidiary of Renaissance UK Holdings Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda.

The Company is engaged in the providing execution services in Equities and Fixed Income products to its customer base in emerging frontier markets across Europe, Middle East and Africa. In exchange for these services, the Company earns a net share of commission and brokerage income. The SEC regulates the solicitation and sale of any security to all US based buyers. These activities must be undertaken through RenCap Securities, Inc.

The Company has entered into agency and services agreements with affiliated companies under common ownership. The agreements in place govern the relationship between RenCap Securities, Inc. and its affiliated companies, and defines the parameters by which the Company operates with their affiliates.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates in the Financial Statement

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (Continued)

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

As December 31, 2017, the Company had no cash equivalents.

Property and Equipment

Furniture, equipment, and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease.

During 2017, the Company received a tenant improvement allowance of $243,720 from the landlord for leasehold improvements which are deferred and accreted on a straight-line basis over the lease term as a reduction of rent expense. As of December 31, 2017, the leasehold allowance, net of accretion, was $219,348 and is included in deferred rent on the statement of financial condition.

Income Taxes

The Company accounts for taxes in accordance with ASC 740, Income Taxes. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return. Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. ASC 740-10, Accounting for Uncertainty in Income Taxes, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional tax disclosures on tax reserves. The Company recognizes interest and penalties, if any, to unrecognized tax as income tax expense in the statement of income.

2. Summary of Significant Accounting Policies (Continued)

The Tax Cuts and Jobs Act (the "Act"), which was enacted on December 22, 2017, made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate. ASC 740 requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Under the Act, the current 35 percent top corporate rate will be reduced to 21 percent for tax years beginning after December 31, 2017. Based on the Act, RenCap's deferred tax assets and liabilities were revalued at 21% and reduced by $177,845.

Subsequent Events

The company has evaluated subsequent events for recognition and disclosure through the date this financial statement was available to be issued.

3. Net Capital and Other Regulatory Requirements

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule, of the Securities and Exchange Commission ("SEC"). This rule requires the maintenance of minimum net capital of $250,000.

The company complies with the alternative net capital requirement allowed in Appendix E of Rule 15c3-1. At December 31, 2017, the company had net capital of $4,022,907 which was $3,772,907 excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

Proprietary balances, if any, held at the Company's clearing broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker performs computations for PAIB assets and segregates certain balances on behalf of the Company, if applicable.

4. Exemption Under 15c3-3

With respect to its introduced customer transactions in domestic securities, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

5. Receivables from Clearing Broker

The Company introduces and clears certain customer trades on a fully disclosed basis through its clearing broker, Cowen Execution Solutions, LLC ("Cowen"). At December 31, 2017, the total amount due from Cowen was $1,231,841 of which $1,000,000 consists of a clearing deposit and $231,841 consists of commissions receivable.

6. Property and Equipment

Property and equipment at December 31, 2017 consist of the following:

Equipment	$ 724,676
Leasehold improvements	4,202,519
Furniture and fixtures	458,969
Total property and equipment	5,386,164
Less accumulated depreciation and amortization	5,109,850
Total property and equipment less accumulated depreciation and amortization	$ 276,314

7. Income Taxes

At December 31, 2017, the Company recorded a deferred tax asset of $388,834, which primarily relate to accrued bonus compensation not yet deductible for tax purposes, depreciation, and net operating loss carryforwards. The deferred tax asset consists of the following for the year ended December 31, 2017.

7. Income Taxes (Continued)

Deferred Tax Assets	
State and local net operating loss	$ 168,802
Depreciation	212,270
Bonus	8,174
Deferred rent	(412)
	$ 388,834

At December 31, 2017, the Company did not record a valuation allowance for its deferred tax assets as it is more likely than not that the deferred tax assets will be fully realized. The Company analyzed its tax positions with respect to applicable income taxes for open tax years in each respective jurisdiction with a tax analysis as of December 31, 2017 and determined that there was no requirement to accrue any liabilities, pursuant to ASC 740-10. Accordingly, the Company did not accrue any interest or penalties at end December 31, 2017.

The Company is not currently under examination but is subject to examination for the 2014 through 2016 tax years for Federal, NYS and NYC purposes.

8. Related Party Transactions

The Company's Fees from related parties of $4,929,767 are earned according to the cost-plus transfer pricing methodology the Company has in place with its affiliate, Renaissance Securities (Cyprus) Ltd. (see note 2).

Included in Due from affiliates on the statement of financial condition are commission revenues due to the Company from its affiliates based on commission sharing agreements. At the end of December 31, 2017 this amounted to $30,704. Also included in Due from affiliates are reimbursements by the Company's affiliates for costs the Company incurred, totaled $282,049.

Included in Due to affiliates on the statement of financial condition are costs paid on behalf of the Company by their affiliates of $900. Also included in Due to affiliates are any revenues exceeding

8. Related Party Transactions (Continued)

the Company's expenses at cost plus 10% through the cost-plus transfer pricing agreement with the Company's affiliate. At December 31, 2017, this amounted to $437,300.

At December 31, 2017, a loan previously outstanding was returned from the Company's affiliate, totaled $21,000,000. Interest on the loan was LIBOR plus 1%, and the loan matured on December 26, 2017.

At December 31 ,2017, a capital and dividend distribution were made to the Company's parent, totaled $23,000,000. In connection with the Company's distribution, the Company had communicated verbally to FINRA and did not submit written notifications to FINRA and SEC in accordance with SEC Rule 15c3-1(e)(1).

9. Other Assets

At December 31, 2017, Other assets on the statement of financial condition totaled $240,196. This amount is composed of prepaid expenses, and small cash balances used for expense reimbursement, held away from their major financial institution.

10. Commitments, Contingent Liabilities, and Concentration of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2017, settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2017. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

The Company maintains its cash balances with one major financial institution.

Litigation

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company.

10. Commitments, Contingent Liabilities, and Concentration of Credit Risk (Continued)

Certain conditions may exist as of the date the financial statement is issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2017, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statement.

Indemnifications

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities. Through indemnification provisions in agreements with clearing organization, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

11. Fair Value Measurement

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short term highly liquid nature. These financial instruments include cash, receivables, and accounts payable.

12. Incentive Compensation Plans

Certain employees of the Company participate in a long-term incentive compensation plan (the "Plan"). The Plan primarily consists deferred compensation which is subject to certain vesting provisions. These awards are accrued for over the vesting period. Incentive compensation accrued for the year ended December 31, 2017 totaled $1,551,094 and is included in the statement of financial condition.

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2017

STATEMENT OF FINANCIAL CONDITION

RenCap Securities, Inc.
December 31, 2017
With Report of Independent Registered Public
Accounting Firm